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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Peru Copper Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
715455101
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	715455101	Page	2	of	9

1	NAMES OF REPORTING PERSONS: J. David Lowell

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		560,000(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,340,000(2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		560,000(1)

WITH:	8	SHARED DISPOSITIVE POWER:

15,340,000(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,900,000(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

13.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes (a) 400,000 common shares issuable upon exercise of vested options, at an exercise price of Canadian $1.65 per share until October 6, 2009, (b) 100,000 common shares issuable upon exercise of options vesting within 60 days, at an exercise price of Canadian $1.65 per share until October 6, 2009, and (c) 60,000 common shares issuable upon exercise of vested options, at an exercise price of Canadian $1.58 per share until May 10, 2010. Excludes 40,000 common shares issuable upon exercise of unvested options, at an exercise price of Canadian $1.58 per share until May 10, 2010.
(2) Includes 15, 340,000 common shares held by the Lowell Family Trust UA. J. David Lowell and his wife, Edith Lowell, exercise control and direction over these common shares in their capacities trustees of the trust.

CUSIP No.	715455101	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Edith Lowell

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,340,000(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		15,340,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,340,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Includes 15,340,000 common shares held by the Lowell Family Trust UA. J. David Lowell and his wife, Edith Lowell, exercise control and direction over these common shares in their capacities trustees of the trust.

CUSIP No.	715455101	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Lowell Family Trust UA

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,340,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		15,340,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,340,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	00

Page 5 of 9 Pages
Item 1. (a)	Name of Issuer: Peru Copper Inc.

Item 1. (b)	Address of the Issuer’s Principal Executive Offices:

Suite 1050, 625 Howe Street, Vancouver, BC, Canada V6C 2T6

Item 2. (a)	Name of Filing Persons:

J. David Lowell Edith Lowell Lowell Family Trust UA

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

J. David Lowell and Edith Lowell: Suite 1050, 625 Howe Street Vancouver, BC, Canada V6C 2T6 Lowell Family Trust UA: 789 Avenue Beatriz Rio Rico, AZ 85648

Item 2. (c)	Citizenship:

J. David Lowell and Edith Lowell: U.S.A. Lowell Trust UA: Arizona

Item 2. (d)	Title of Class of Securities: Common Shares

Item 2. (e)	CUSIP Number: 715455101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

For J. David Lowell
(a)	Amount beneficially owned: 15,900,000(1)(2)

(b)	Percent of class: 13.3%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 560,000(1)

(ii)	Shared power to vote or to direct the vote: 15,340,000(2)

(iii)	Sole power to dispose or to direct the disposition of: 560,000(1)

(iv)	Shared power to dispose or to direct the disposition of: 15,340,000(2)

(1)	Includes: (a) 400,000 common shares issuable upon exercise of vested options, at an exercise price of Canadian $1.65 per share until October 6, 2009, (b) 100,000 common shares issuable

Page 6 of 9 Pages

upon exercise of options resting within 60 days, at an exercise price of Canadian $1.65 per share until October 6, 2009, and (c) 60,000 common shares issuable upon exercise of vested options, at an exercise price of Canadian $1.58 per share until May 10, 2010. Excludes 40,000 common shares issuable upon exercise of unvested options, at an exercise price of Canadian $1.58 per share until May 10, 2010.

(2)	Includes 15,340,000 common shares held by the Lowell Family Trust UA. J. David Lowell and his wife, Edith Lowell, exercise control and direction over these common shares in their capacities trustees of the trust.

For Edith Lowell
(a)	Amount beneficially owned: 15,340,000(1)

(b)	Percent of class: 12.9%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 15,340,000(1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 15,340,000(1)

(1)	Includes 15,340,000 common shares held by the Lowell Family Trust UA. J. David Lowell and his wife, Edith Lowell, exercise control and direction over these common shares in their capacities trustees of the trust.

For Lowell Family Trust UA
(a)	Amount beneficially owned: 15,340,000

(b)	Percent of class: 12.9%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote: 0

(ii)	Shared Power to vote: 15,340,000

(iii)	Sole dispositive power: 0

(iv)	Shared power to dispose or to direct the disposition of: 15,340,000
Item 5.	Ownership of Five percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Page 7 of 9 Pages
Item 7.	Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 8 of 9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 12, 2007
LOWELL FAMILY TRUST UA

/s/ J. David Lowell	/s/ J. David Lowell

Name: J. David Lowell	J. David Lowell
Title: President

/s/ Edith Lowell

Edith Lowell

Page 9 of 9 Pages
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to securities of Peru Copper Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.
     In witness whereof, the undersigned hereby execute this Agreement this 12th day of February, 2007.
LOWELL FAMILY TRUST UA

/s/ J. David Lowell	/s/ J. David Lowell

Name: J. David Lowell	J. David Lowell
Title: President

/s/ Edith Lowell

Edith Lowell